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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                             (Amendment No._____)*


                   Under the Securities Exchange Act of 1934



                                 LifeF/X, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   53218N106
                    --------------------------------------
                                (CUSIP Number)

                               December 20, 2000
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

     [_] Rule 13d-1(b)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13G


  CUSIP NO. 53218N106                                         Page 2 of 5 Pages
           ----------                                             ---  ---


------------------------------------------------------------------------------
      Name of Reporting Person       Auckland UniServices Limited
 1    S.S. or I.R.S. Identification No. of Above Persons


------------------------------------------------------------------------------
      Check the Appropriate Box if a Member of a Group*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC Use Only
 3

------------------------------------------------------------------------------
      Citizenship or Place of Organization     New Zealand
 4

------------------------------------------------------------------------------
                          Sole Voting Power
                     5
     Number of                       3,000,000

      Shares       -----------------------------------------------------------
                          Shared Voting Power
   Beneficially      6
                                         0
     Owned by
                   -----------------------------------------------------------
       Each               Sole Dispositive Power
                     7
    Reporting                        3,000,000

      Person       -----------------------------------------------------------
                          Shared Dispositive Power
       With          8
                                         0
------------------------------------------------------------------------------
      Aggregate Amount Beneficially Owned by Each Reporting Person
 9
                                        3,000,000
------------------------------------------------------------------------------
      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
10
                                                                    [_]

------------------------------------------------------------------------------
      Percent of Class Represented by Amount in Row (9)      13.5%
11

------------------------------------------------------------------------------
      Type of Reporting Person*  CO
12

------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages
                                                                   ---  ---
Item 1

     (a) Name of Issuer:  LifeF/X, Inc.

     (b) Address of Issuer's Principal Executive Offices:  153 Needham Street,
                                                           Building One
                                                           Newton, MA 02464


Item 2

     (a) Name of Person Filing:   Auckland UniServices Limited

     (b) Address of Principal Business Office or, if none, Residence:

                                                         58 Symond Street
                                                         Auckland, New Zealand

     (c) Citizenship: New Zealand

     (d) Title of Class of Securities: Common Stock, $0.001 par value

     (e) CUSIP Number: 53218N106

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

     (a) [_]  Broker or Dealer registered under Section 15 of the Act

     (b) [_]  Bank as defined in section 3(a)(6) of the Act

     (c) [_]  Insurance Company as defined in section 3(a)(19) of the Act

     (d) [_] Investment Company registered under section 8 of the Investment Company Act of 1940

     (e) [_] Investment Adviser registered under section 203 of the Investment Advisers Act or under the laws of any State

     (f) [_] Employee Benefit Plan, Pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

     (g) [_]  Parent Holding Company or Control Person, in accordance with
              (S)240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

     (h) [_] A Savings Associations as defined in Section 3(b) of the Federal Deposit Insurance Act

     (i) [_] A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940

     (j) [_]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J)

     If this statement is filed pursuant to (S)240.13d-1(c), check this box. [X]

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount Beneficially Owned:  3,000,000

     (b)  Percent of Class:   13.5%

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:  3,000,000

          (ii)  shared power to vote or to direct the vote:    0

          (iii) sole power to dispose or to direct the disposition of: 3,000,000

          (iv)  shared power to dispose or to direct the disposition of:   0

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                                                               Page 4 of 5 Pages
                                                                   ---  ---

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_]. Not Applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of the employee benefit plan, pension fund or endowment fund is not required. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary. Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. Not Applicable.

Item 9.  Notice of Dissolution of Group

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security report on will be filed, if required, by members of the group, in their individual capacity. Not Applicable.

Item 10. Certification


     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 5 of 5 Pages
                                                                   ---  ---

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.


Date  January 3, 2001                         Auckland UniServices Limited


                                             By: /s/ John A. Kernohan
                                                ------------------------------
                                                Name:  John A. Kernohan
                                                Title: Chief Executive Officer